SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                          DELSOFT CONSULTING, INC.
                             (Name of Issuer)


                               COMMON STOCK
                      (Title of Class of Securities)

                               247348-10-5
                              --------------
                              (CUSIP Number)

                           Benjamin J. Giacchino
                              106 Bombay Lane
                          Roswell, Georgia  30076
         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             July 5, 1998
         -------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     /  /

                               SCHEDULE 13D
CUSIP NO.  247348-10-5
           -----------

1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Benjamin J. Giacchino
______________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /

                                                        (b) /x/
     _________________________________________________________________


3.   SEC USE ONLY

______________________________________________________________________

4.   SOURCE OF FUNDS*

      PF
_______________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             /  /

______________________________________________________________________

6.   CITIZENSHIP
          United States of America

______________________________________________________________________


NUMBER OF                     7.   SOLE VOTING POWER
SHARES                             2,791,767 (24.7%)
BENEFICIALLY
OWNED BY                      __________________________________
EACH
REPORTING                     8.  SHARED VOTING POWER       0
PERSON WITH
                              __________________________________

                              9.   SOLE DISPOSITIVE POWER
                                   2,791,767 Shares (24.7%)
                              __________________________________

                              10.  SHARED DISPOSITIVE POWER 0

     ____________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,791,767

     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                                   /  /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.7%

     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     IN
     ____________________________________________________________

Item 1.   SECURITY AND ISSUER.

        This statement relates to the Common Stock of Delsoft Consulting, Inc. (the "Issuer"), with principal executive offices located at 106 Bombay Lane, Roswell, Georgia 30076.

Item 2.   IDENTITY AND BACKGROUND.

        (a) Name:  Benjamin J. Giacchino

        (b) Business address:   106 Bombay Lane
                                Roswell, Georgia  30076

        (c) Present occupation or employment and business address:

            Director
            Delsoft Consulting, Inc.

        (d) Criminal proceedings:  none.

        (e) Securities related civil proceedings:  none.

        (f) Citizenship:  United States of America


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person acquired 284,365 shares from the Issuer in connection with his employment with the Issuer.
          He paid approximately $170 for those shares out of personal funds. In 1996 the company split its stock 10-1. After the split the reporting person owned 2,843,650 shares. Prior to the date of the event requiring the filing of this Schedule 13D the reporting person sold 101,883 shares, leaving a balance of 2,741,767 shares. As of July 5, 1998, he is deemed to beneficially own another 50,000 shares by virtue of holding presently exercisable options that were granted to him by the Issuer in connection with his employment with the Issuer. The aggregate purchase price for the shares underlying the options would be $100,000. The reporting person does not presently know what would be the source of funds to be used to purchase those shares upon exercise of the options.


Item 4.   PURPOSE OF THE TRANSACTION.

          The shares of common stock owned by the reporting person were acquired for, and are being held for, investment purposes.

          The reporting person has no plan or proposal which relates to or could result in, any of the actions enumerated in item 4 of the instruction to Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of July 5, 1998, the reporting person is deemed to be the beneficial owner of 2,791,767 shares of Delsoft Common Stock, or 24.7% of the outstanding shares of Delsoft's Common Stock.

        (b) As of July 5, 1998, the reporting person had and would have upon exercise of his options, if exercised as of that date, the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Delsoft Common Stock reported as owned.

        (c) The reporting person sold 36,883 shares of Delsoft Common Stock through a broker-dealer on the over-the counter market on May 8, 1998. The shares were sold at $1.44 per share for 10,000 shares and $1.50 per share for 26,883 shares.

        (d)  Not Applicable.

        (e)  Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


          N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 5, 1999




/s/ Benjamin J. Giacchino
Benjamin J. Giacchino